June 22, 2018

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811- 21720

Dear Mr. Oh:

On April 30, 2018, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Zeo Short Duration Income Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on June 14, 2018, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please revise the language on the cover page to read: “Approximate Date of Proposed Public Offering: As Soon As Practical, After Effectiveness of Registration Statement:”

Response: The requested change will be made.

Prospectus

Fee Table

2.	Comment: Please fill in all missing information within the table and provided a complete table in the Registrant’s response letter to the staff.

Response: Please see completed fee table below:

Shareholder Fees (fees paid directly from your investment)	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None
Redemption Fee (as a % of amount redeemed if held less than 30 days)	1.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.27%
Acquired Fund Fees and Expenses (2)	0.02%
Total Annual Fund Operating Expenses	1.04%

Principal Investment Strategies

3.	Comment: As applicable, please apply any comments given pertaining to the summary prospectus sections to any other disclosure throughout the Registration Statement.

Response: The Registrants so acknowledges.

4.	Comment: Given the disclosure, “Though the Fund can invest in securities domiciled in foreign countries (including emerging markets)” – please disclose how the Fund determines what qualifies as an “emerging market.”

Response: The following disclosure has been added:

The Fund considers emerging market countries to be those represented in the MSCI Emerging Markets Index.

5.	Comment: With regard to the disclosure, “The Fund may invest a majority of its assets in lower-quality fixed income securities” – please provide an actual or approximate percentage in place of “majority.”

Response: The Registrant respectfully declines to revise existing disclosure.

6.	Comment: Based on the Fund’s name change, an additional 80% policy will need to be added for “short duration income” as this connotes a type of investment and therefore must comply with Rule 35d-1. (see FAQ about Rule 35d-1, Question 9)

Response: The Registrant disagrees and further notes that there are multiple registered open-end funds that specifically include the term “Short Duration Income” in their fund names without having an 80% policy.

7.	Comment: Based on the Fund’s name change, please revise the disclosure, “The adviser manages interest rate risk by maintaining, under normal market conditions, an average portfolio duration of 4 years or less” – to state a duration of “3 years or less” in compliance with Rule 35d-1. (see FAQ about Rule 35d-1, Questions 11 & 12).

Response: The Registrant declines to make any changes to existing disclosure and notes that the phrase “3 years or less” in the Rule 35d-1 FAQs relates only to maturity, and not duration.

8.	Comment: If the Fund will employ derivatives, please disclose if the derivatives will count toward the 80% test, and if so, how the derivatives will be valued.

Response: Not applicable as no 80% test is required.

9.	Comment: Please consider breaking up the paragraph that begins, “The adviser seeks to preserve the Fund’s principal by managing interest rate…” for the sake of readability.

Response: The requested change has been made. Please see attached redlined prospectus.

Principal Investment Risks

10.	Comment: Per the guidance provided in the Barry Miller No-Action Letter, please ensure that all derivative disclosure contained here is tailored specifically to the Fund’s investment practices and not merely boiler plate.

Response: The Registrant so confirms.

11.	Comment: Please add principal investment strategy disclosure that corresponds with the “Small and Medium Capitalization Company Risk” disclosure found in this section.

Response: The risk for small and medium capitalization companies has been deleted.

Performance

12.	Comment: Please update the bar chart and table within this section to provide data as of December 31, 2017.

Response: The requested change has been made. Please see attached redlined prospectus.

Portfolio Manager

13.	Comment: Please add disclosure stating that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The requested change has been made.

Management – Investment Adviser

14.	Comment: Please revise the following disclosure to include the italicized language: “…if such recoupment can be achieved within the foregoing expense limits and the expense limits in place at the time of recoupment.”

Response: The requested change has been made.

How Shares are Priced

15.	Comment: With regard to the disclosure, “Because the Fund may invest in underlying ETFs that hold portfolio securities primarily listed on foreign exchanges…” – please either confirm that this disclosure relates to this Fund, or revise to indicate otherwise.

Response: The Registrant declines to make any changes to existing disclosure.

How to Redeem Shares

16.	Comment: Please ensure that the disclosure is completely responsive to Item 11(c)(7)&(8) with regard to redemptions in both regular and stressed market conditions.

Response: The Registrant notes existing disclosure contemplates both types of markets.

Redemptions in Kind

17.	Comment: Please explain whether these redemptions would be a pro rata slice of assets, individual securities, or a representative basket of securities.

Response: The following disclosure has been added:

To the extent feasible, redemptions in kind will be a pro rate slice of the Fund’s portfolio securities.

When Redemptions are Sent

18.	Comment: Please provide all disclosure required by Item 11(c)(5), which goes to explaining when the fund may delay honoring a redemption request such as an SEC declared emergency.

Response: The following disclosure has been added:

The Fund may delay sending redemption proceeds during times of SEC-declared market emergencies.

Frequent Purchases and Redemptions of Fund Shares

19.	Comment: Please ensure that all methods taken to reduce market timing are disclosure including the detection of market timing and whether these methods are uniformly applied.

Response: The existing disclosure addresses the methods and the potentially subjective nature of their application.

Financial Highlights

20.	Comment: Please update to include the Fund’s most recent fiscal year end.

Response: The requested financial highlight information has been provided. Please see attached redlined prospectus.

Statement of Additional Information

Types of Investments

21.	Comment: Please confirm that this section has been tailored specifically to this Fund.

Response: While other funds in the Trust may have similar disclosures, the Registrant believes existing disclosure is appropriate for this Fund.

22.	Comment: When referring to the Investment Company Act of 1940, as amended, in this section, please provide additional disclosure that details the specific limitations that are being referred to in the Act.

Response: The following disclosure has been added:

With respect to interpretations of the SEC or its staff described in fundamental restriction number 2 above, the SEC and its staff have identified various securities trading practices and derivative instruments used by mutual funds that give rise to potential senior security issues under Section 18(f) of the 1940 Act, which prohibits mutual funds from issuing senior securities. Under the 1940 Act, a mutual fund may borrow from a bank, provided that immediately after any such borrowing there is an asset coverage of at least 300 percent for all borrowings; or from a bank or other persons for temporary purposes only, provided that such temporary borrowings are in an amount not exceeding 5% of the Fund's total assets at the time when the borrowing is made. However, rather than rigidly deeming all such practices outside of bank borrowing as impermissible forms of issuing a "senior security" under Section 18(f), the SEC and its staff through interpretive releases, including Investment Company Act Release No. 10666 (April 18, 1979), and no-action letters has developed an evolving series of methods by which a fund may address senior security issues. In particular, the common theme in this line of guidance has been to use methods of "covering" fund obligations that might otherwise create a senior security-type obligation by holding sufficient liquid assets that permit a fund to meet potential trading and derivative-related obligations. Thus, a potential Section 18(f) senior security limitation is not applicable to activities that might be deemed to involve a form of the issuance or sale of a senior security by the Fund, provided that the Fund's engagement in such activities is consistent with or permitted by Section 18 of the 1940 Act, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.

Policies and Procedures for Disclosure of Portfolio Holdings

23.	Comment: Please consider adding disclosure that appears in this section in the Registrant’s other post-effective amendment filings relating to Trust policy concerning conflicts of interest between Trust shareholders and Trust affiliates.

Response: The following disclosure has been added:

It is the Trust’s policy to: (1) ensure that any disclosure of portfolio holdings information is in the best interest of Trust shareholders; (2) protect the confidentiality of portfolio holdings information; (3) have procedures in place to guard against personal trading based on the information; and (4) ensure that the disclosure of portfolio holdings information does not create conflicts between the interests of the Trust’s shareholders and those of the Trust’s affiliates.

24.	Comment: Please provide the frequency and lag of information given to any person identified in Item 16(f)(i) or (ii).

Response: The Registrant notes that there is not necessarily a set frequency and lag for each disclosure recipient.

25.	Comment: For all third parties that may receive non-public information concerning the Trust and/or Fund, please disclose whether such parties are subject to a duty of confidentiality as well as a duty not to trade on any non-public information. Please also confirm the identities of all persons/entities with an ongoing arrangement to receive non-public information have been provided and also as applicable, please provide all disclosure required by Item 16(f)(1)(ii) and (iii).

Response: The following revised disclosure has been added:

In each case, a determination has been made that such advance disclosure is supported by a legitimate business purpose and that the recipient is subject to a duty to keep the information confidential and to not trade on any material nonpublic information

Additions to List of Approved Recipients

26.	Comment: Please apply Comment 25 to this section as well.

Response: The following revised disclosure has been added:

In such cases, the recipient must have a legitimate business need for the information and must be subject to a duty to keep the information confidential and to not trade on any material nonpublic information.

Independent Trustee and Officers Table

27.	Comment: Please consider breaking out Trust officers into a separate table.

Response: The Registrant respectfully declines to revise existing disclosure.

28.	Comment: In footnote ** to the table, please revise for clarity as it is unclear what the relationship is between the disclosure “15 active portfolios managed by unaffiliated investment advisers” and “Funds” as the disclosure is currently written. Please consider defining the term “Funds” and making the phrase “Fund Complex” consistent with how it is used later in the Trustee compensation table.

Response: The Registrant will consider making the requested change.

Control Persons and Principal Holders

29.	Comment: Please provide all of the disclosure required in this section per Item 18(a).

Response: The requested disclosure has been added.

30.	Comment: Please define control persons and principal shareholders and describe their impact on all shareholders.

Response: The following disclosure has been added:

A shareholder who owns of record or beneficially more than 25% of the outstanding shares of a Fund or who is otherwise deemed to “control” a Fund may be able to determine or significantly influence the outcome of matters submitted to a vote of the Fund’s shareholders.

Rule 12b-1 Plan

31.	Comment: Please confirm that all of the disclosure required by Item 19(g) is present within this section.

Response: The Registrant so confirms and further notes that the 12b-1 Plan is only applicable to the Fund’s Class A shares which are not active.

Other Service Providers

32.	Comment: In addition to the disclosure of administrative and fund accounting fees paid by the Fund to Gemini Fund Services (“GFS”), please ensure that any amounts paid to GFS for out-of-pocket expenses are also disclosed.

Response: The Registrant respectfully declines to revise existing disclosure.

Calculation of Share Price

33.	Comment: For ease of readability, please revise and combine the paragraphs within this section that begin, “When market quotations are insufficient or not readily available…”; “Under certain circumstances, the Fund may use an independent pricing service”; and “When market quotations are insufficient or not readily available….”

Response: The requested changes have been made.

Part C

34.	Comment: Please confirm that all applicable disclosure has been provided or will be revised as necessary.

Response: The Registrant so confirms.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser